BB

05039707

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2005 WASH., D.C. 202

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FORM X-17A-5
PART III

SEC FILE NUMBER
8-49385

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
IBS Holding Corporation
dba I-BANKERS SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1560 E. SOUTHLAKE BLVD
(No and Street)

SOUTHLAKE,	TEXAS	76092
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SHELLEY GLUCK 817-428-2778
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT Whose opinion is contained in this Report*

HENDRICKS, GRAVES AND ASSOCIATES, LLP
(Name - if individual state last, first, middle name)

14001 GOLDMARK DRIVE, SUITE 115,	DALLAS,	TEXAS	75240-4253
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* Claim for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

3/18

OATH OR AFFIRMATION

I, SHELLEY GLUCK , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of I-BANKERS SECURITIES, INC. as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) neither the company nor any stockholder, proprietor, principal officer or director has proprietary interest in any account solely as that of a customer, except as follows:

Signature

CFO

Title

FRAN CARROUTH NOTARY My Comm. Expires July 13, 2008 PUBLIC TEXAS

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Change in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant of Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath of Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

** For conditions of confidential treatment of certain portions of this filing, see section 140.17a-5(e)(3).

IBS HOLDING CORPORATION

DBA I-BANKERS SECURITIES, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2004

CONTENTS

INDEPENDENT AUDITORS' REPORT 1

STATEMENT OF FINANCIAL CONDITION 2

STATEMENT OF INCOME 3

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY 4

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED. 5

STATEMENT OF CASH FLOWS 6

NOTES TO FINANCIAL STATEMENTS. 7

INDEPENDENT AUDITORS' REPORT OF SUPPLEMENTARY
INFORMATION REQUIRED BY RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION 9

SUPPORTING SCHEDULES:

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION . . . . . SCHEDULE I. 10

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION . . . . SCHEDULE II. 12

REPORT PURSUANT TO RULE 17a-5(d)13 13

Hendricks, Graves and Associates, LLP

Certified Public Accountants

Suite 115, 14001 Goldmark Drive
Dallas, Texas 75240-4253

972-234-3333
Facsimile 972-234-3331
gravesdon@earthlink.net

INDEPENDENT AUDITORS' REPORT

BOARD OF DIRECTORS
IBS HOLDING CORPORATION
FORT WORTH, TEXAS

We have audited the accompanying statement of financial condition of **IBS HOLDING CORPORATION, doing business as I-BANKERS SECURITIES, INC.**, as of December 31, 2004, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **IBS HOLDING CORPORATION, doing business as I-BANKERS SECURITIES, INC.**, as of December 31, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Hendricks, Graves and Associates

Hendricks, Graves and Associates, LLP

February 9, 2005

IBS HOLDING CORPORATION

DBA I-BANKERS SECURITIES, INC.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2004

REVENUES:		
Commissions	$ 2,165,692	
Management fees	1,029,478	
Loss from investments	(49,891)	
Interest income	5,503	
Total revenues		$ 3,150,782
COSTS AND EXPENSES:		
Salaries and payroll taxes	476,889	
Commissions	1,783,905	
Occupancy costs	27,546	
Depreciation	5,760	
Other operating expenses	687,853	
Total costs and expenses		2,981,953
INCOME BEFORE PROVISION FOR INCOME TAXES		168,829
Provision for income taxes		50,561
NET INCOME BEFORE EXTRAORDINARY ITEM		118,268
EXTRAORDINARY ITEM:		
Benefit from tax loss carryforward		39,030
NET INCOME		$ 157,298

The accompanying notes are an integral part of the financial statements.

IBS HOLDING CORPORATION

DBA I-BANKERS SECURITIES, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED

TO CLAIMS OF GENERAL CREDITORS

YEAR ENDED DECEMBER 31, 2004

Balance at December 31, 2003	$ -0-
Increases	500,000
Decreases	-0-
Balance at December 31, 2004	$ 500,000

The accompanying notes are an integral part of the financial statements.

IBS HOLDING CORPORATION

DBA I-BANKERS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2004

A. COMPANY:

IBS HOLDING CORPORATION was incorporated on June 6, 1996 in Texas. The Company operates as a broker-dealer in securities. All customers' securities, funds and accounts are processed and carried by a correspondent broker-dealer.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

1. **Customers' Securities and Commodities -** Transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Securities and commodities transactions of the Company are recorded on a trade date basis.

2. **Cash -** The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

3. **Marketable Securities -** Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market (or fair value) is included in income.

4. **Equipment -** Equipment is stated at cost less accumulated depreciation, which is provided by charges to income over estimated useful lives using accelerated methods.

5. **Income Taxes -** Deferred federal income taxes arise from timing differences due to reporting gain or loss on sales of marketable securities. For income tax purposes the gain or loss is not recognized until securities are sold. Also, the straight-line method to record depreciation provisions is used for financial reporting and accelerated methods for federal income tax purposes are used.

6. **Use of Estimates -** The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

(Continued)

Hendricks, Graves and Associates, LLP
Certified Public Accountants

Suite 115, 14001 Goldmark Drive
Dallas, Texas 75240-4253

972-234-3333
Facsimile 972-234-3331
gravesdon@earthlink.net

INDEPENDENT AUDITORS' REPORT OF SUPPLEMENTARY INFORMATION

REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

BOARD OF DIRECTORS
IBS HOLDING CORPORATION
FORT WORTH, TEXAS

We have audited the accompanying financial statements of **IBS HOLDING CORPORATION, doing business as I-BANKERS SECURITIES, INC.** as of and for the year ended December 31, 2004, and have issued our report thereon dated February 9, 2005. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17A-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hendricks, Graves and Associates

Hendricks, Graves and Associates, LLP

February 9, 2005

IBS HOLDING CORPORATION

DBA I-BANKERS SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)

DECEMBER 31, 2004

(See Independent Auditors' Report On Supplementary Information.)

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 2,076
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 100,000
Net capital in excess of required minimum	$ 947,791
Excess net capital at 1000%	$ 1,044,677
Ratio of aggregate indebtedness to net capital	.03 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION:

Net capital, as reported in Company's Part II (Unaudited) Focus report	$ 1,046,188
Audit adjustments	1,608
Net capital	$ 1,047,791

IBS HOLDING CORPORATION

DBA I-BANKERS SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2004

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Hendricks, Graves and Associates

Hendricks, Graves and Associates, LLP

February 9, 2005